June 2, 2006

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549-0405

Attn: Donna Levy

Re:

Registration Statement on Form SB-2

Filed April 11, 2006

File No. 333-133216

Post Effective Amendment No. l to Registration Statement on Form

SB-2

Filed April 21, 2006

File No. 333-130819

Form 10-KSB for the fiscal year ended December 31, 2005

Filed March 31, 2006

File No. 001-06412

VIA:  EDGAR and Facsimile (202)772-9220

Ladies and Gentlemen:

In accordance with, and in addition to, our telephone conversation of May 31, 2006 with Karl Hiller and Jenifer Gallagher, we respectfully submit this letter responding to the entirety of staff’s comments set forth in the May 12, 2006 letter regarding the above-referenced filings. We thank you for your prompt consideration of this letter, which reflects our intended amendments to the filings listed above, and request confirmation of acceptance at the earliest possible time to facilitate our filing of the completed amendments.

For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.  References in each of these responses to changes made on a particular page number and paragraph in the registration statement or prospectus refer to pre-effective amendment No. 1 to the registration statement on Form SB-2/A (333-133216) of Little Squaw Gold Mining Company (the “Company”), except as otherwise noted.  The Company has made similar amendments to its post-effective amendment No. 2 to the registration statement on Form SB-2/A (333-130819) and amendment No. 1 to the annual report on Form 10-KSB for the fiscal year ended December 31, 2005.

3412 S. Lincoln Dr.  • Spokane, WA 99203-1650

Office: 509-624-5831 • Cell: 509-990-6008 • Fax: 509-624-2878

R.R.Walt@att.net • www.littlesquawgold.com

In connection with our response to the staff’s comments, we hereby acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Our responses are as follows:

General

SEC Comment 1.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter.  Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.  Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents.  For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Company Response 1.

The Company has provided the staff with this memorandum to address each comment of the staff.

Registration Statement on Form SB-2 filed April 11 2006

Cover Page of the Registration Statement

SEC Comment 2.

It appears that you did not calculate the fee as Rule 457(c) would require.  Please recalculate the fee payable for the registration of the securities based on a date within 5 business days prior to the initial filing date, or explain to us why you disagree.

Company Response 2.

The Company has revised the fee calculation table on the cover page of its registration statement to state that the fee was calculated based on the price of the registrant’s common stock on April 10, 2006, in accordance with Rule 457(c).  There was no change to the amount of the registration fee.

Summary

Summary of Our Business, page 2

SEC Comment 3.

You indicate that you have sufficient working capital to fund exploration work and for working capital requirements for the next 12 months.  You then state that you need to sell securities in private placements or by entering into joint ventures to accomplish this.  Please revise or advise.

Company Response 3.

The Company has revised the disclosure in the last paragraph under “Summary of Our Business” on page 2 of the prospectus to state that the Company expects to fund additional work “beyond the next 12 months” through private placement offerings of its securities or by entering into joint venture mineral development agreements.  The Company believes this rectifies any inconsistency.

Risk Factors

General

SEC Comment 4.

Ensure that you discuss all material risks, but also tailor the discussion so that it addresses not generic risks but those that apply in particular to you and your operations.  For example, you mention that “Acceptance of these uncertainties is part of any mining operation.”

Company Response 4.

The Company has revised the disclosure under the section entitled “Risk Factors and Uncertainties” beginning on page 3 of the prospectus to discuss all material risks and to tailor the discussion so it is particular to the Company and its operations.

SEC Comment 5.

Discuss the risks succinctly and directly, eliminating language that mitigates the risk you present, such as “We believe our [ ] project complies with existing environmental and mining laws” and clauses that begin “although” or “while.” Similarly, rather than stating that you “cannot be certain” or “cannot assure” a particular result, focus on the risk and potential harm that could happen if the risk is realized.

Company Response 5.

The Company has revised the risk factors under the section entitled “Risk Factors and Uncertainties” to remove mitigating language as requested by the staff.

“None of Our Mining Properties.…” page 6

SEC Comment 6.

It is unclear why the absence of leases poses a risk.  With regard to the risk due to the uncertainty of estimates of mineralized materials, please describe the effect of this risk on your business.

Company Response 6.

The Company has deleted the referenced risk factor, and replaced it with a risk factor related to the consequences of incorrectly estimated mineralized material.

“We are Dependent on our Key Personnel.…” page 7

SEC Comment 7.

Add a new risk factor that highlights any potential conflicts of interests that your officers and directors may have due to their responsibilities with other entities, including Marifil Mines Limited, for example.  Also expand this risk factor to emphasize, if true, that your officers only devote a portion of their professional time to your business and affairs.  To the extent that his position with Marifil requires Mr. Walters to spend a significant amount of time in Argentina, explain any impact this has on his responsibilities to Little Squaw.

Company Response 7.

The Company has added the risk factor “Richard R. Walters, our president, and Ted Sharp, our chief financial officer, do not dedicate 100% of their time on our business” to provide information related to the amount of time dedicated to the Company’s business.

The Company has added the risk factor “Our officers and directors may have potential conflicts of interest due to their responsibilities with other entities.”

SEC Comment 8.

With regard to these points, also include sufficient detail in the biographical sketches to enable the reader to understand the amount of time your directors and part-time officers devote to your business, and explain to us why you consider your president, Mr. Walters, to be merely a consultant.  It appears that he devoted a substantial amount of time in 2005 at a daily rate of $175 per day, for example.

Company Response 8.

The Company has revised the biographical sketches of each officer and director to state the amount of time dedicated to the Company’s business by each such director.

As disclosed in the Executive Compensation section of each filing, the Company has contracted with several professionals to provide services on a part-time basis, including Mr. Walters. The Company’s board of directors and management has considered it to would be economically unfeasible for the Company to employ these professionals on a fulltime exclusive basis, due to the significant financial burden.  Mr. Walters is a professional mining management consultant of 40 years experience with over half of that time in executive positions who devotes 80% of his work services to the Company. The $175/day paid to Mr. Walters prior to February 2006 is well below the market price for an executive with Mr. Walters’ credentials, and the non-exclusive relationship provides him the ability to derive additional economic returns by providing services to other companies. The non-exclusive, less than full-time contractual arrangements with Mr. Walters and Mr. Sharp, the two senior executives of the Company, have been disclosed and additional risk factors have been added to address potential conflicts of interest and commitments to other companies.

Selling Shareholders

Selling Shareholders Information, page 11

SEC Comment 9.

We note that the number of shares you list as outstanding as of March 31, 2006, is different in the registration statement and in the post-effective amendment.  Please revise or advise.

Company Response 9.

The Company has corrected the typographical error in the number of shares issued and outstanding as of March 31, 2006.

Transactions With Selling Shareholders

Private Placement Transactions with Selling Shareholder, page 14

SEC Comment 10.

Ensure that you have filed all required exhibits.  We note that you list a Form of Subscription Agreement for 2006 as exhibit 10.16, but it does not appear to be included with your filing.  Also, please file the form of warrant and any other material agreements signed in relation to these sales.  Other documents to be filed include the amendment to Mr. Walters’ independent contractor agreement and the independent contractor agreement with Mr. Sharp.

Company Response 10.

The Company has included the form of Subscription Agreement as exhibit 10.16.  The Company has also filed the form of Warrant used in connection with the private placement.  The Company has filed the independent contractor agreement with Mr. Sharp.  The revision of Mr. Walters’ compensation under his independent contractor agreement was recommended by the Compensation Committee on January 16, 2006, approved by the Board of Directors on February 13, 2006 and reflected in the minutes of both meetings. No written amendment to the agreement itself was made.

Transactions with Strata Partners, LLC, page 14

SEC Comment 11.

Ensure that your description of the terms of the Placement Agent Agreement with Strata is complete, and includes any fees it received.  Also clarify whether the agreement has been extended beyond its term of January 31, 2006.

Company Response 11.

The Company believes that it has included a sufficient description of the terms of the Private Agent Agreement between the Company and Strata Partners and a description of the fee received by Strata in connection with the private placements.  The Company has also clarified that while the agreement has not been extended on the exclusive basis, we verbally extended it for one month to provide for the agent’s compensation for the closing of the second tranche on February 24th of a private placement which had been arranged by Strata Partners.

Legal Proceedings

SEC Comment 12.

Please revise your statements in this section to provide the disclosure, if applicable, required by Item 103 of Regulation S-B.  Also refer to the Instructions to that Item.

Company Response 12.

The Company does not believe any additional disclosure is required; however, additional language has been added to the disclosure relative to the Company’s  and management’s knowledge of any potential legal claims by governmental organizations.

Directors, Executive Officers, Promoters and Control Persons

Background and Experience, page 16

SEC Comment 13.

Eliminate any gaps or ambiguities with regard to time or as to the offices held by each listed person for the past five years, in particular providing clarifying disclosure for the sketches of Messrs. Duff, Eickerman and Orchow.

Company Response 13.

The Company has revised the biographical information for each of the officers and directors to provide a complete summary of the offices held by each person for the past five years.

Security Ownership of Certain Beneficial Owners and Management, page 21

SEC Comment 14.

Please provide the title of the class of securities owned and the addresses for each of the persons and the entity listed on the table on page 22, as required by Item 403(a) and (h) of Regulation S-B.

Company Response 14.

The Company has added the title of the class of securities owned and addresses for each of the persons listed in the security ownership table.

Equity Compensation Plan Information, page 23

SEC Comment 15.

Please state that awards of restricted stock and other types of equity based compensation may be awarded under the share incentive plan, as provided for in Article 8 of the Plan, and that upon a change of control any awards immediately vest, in accordance with Article 12 of the Plan.  Finally, please state who may make awards under the Plan.

Company Response 15.

The Company has completed the information in the Equity Compensation Plan table as requested by the staff.

Description of the Business

History of the Property, page 28

SEC Comment 16.

Please discuss in necessary detail any uncertainty or risk that results from the claims or actions of Mr. Ackels, or explain to us why you believe this in unnecessary.

Company Response 16.

We have added additional commentary to the paragraph to disclose the immaterial consequences to the Company should Mr. Ackels be successful in defending his claims whose corners may encroach on any claims maintained by the Company, should the Company determine an over-staking situation exists and decide as a matter of principle to resolve the matter by addressing it through legal means.

SEC Comment 17.

As disclosure of only proven and probable reserves is permitted in SEC filings, delete the references to “multi-million ounce gold discovery potential.”

Company Response 17.

The Company has deleted the references to “multi-million ounce gold discovery potential” as requested by the staff.

Recent Sales of Unregistered Securities, page II-3

SEC Comment 18.

Please provide the information required by Item 701 of Regulation S-B for all covered transactions, including the private placements completed on October 17, 2005, January 31, 2006, and February 24, 2006.

Company Response 18.

The Company has updated the disclosure under “Recent Sales of Unregistered Securities” to include all covered transactions required by Item 701 of Regulation of S-B.

Exhibits

General, page II-6

SEC Comment 19.

We note your introductory language to this section.  Item 601 of Regulation S-B requires the filing of various documents, not just material contracts not made in the ordinary course, that have been entered into in the past two years.  Please delete this introductory language.

Company Response 19.

The Company has deleted the introductory language in this section.

Undertakings, page II-8

SEC Comment 20.

Please provide all required undertakings, including the undertaking required by Item 512(a)(4).

Company Response 20.

The Company has revised the “Undertakings” section to include the undertaking required by Item 512(a)(4) as requested by the staff.

Signature Page, page II-9

SEC Comment 21.

Form SB-2 requires that the company certify that it has reasonable grounds to believe that it meets all of the requirements for filing on the form.  Please add this certification to the language that precedes the company’s signature.

Company Response 21.

The Company has revised the signature page to provide the exact language required by the form.

Form 10-KSB for the fiscal year ended December 31, 2005

Amend your Form 10-KSB in response to the following comments within ten business days of the date of this letter.  Also, comply with these comments in the Form SB-2 and Post-Effective Amendment to Form SB-2 as applicable.

General

SEC Comment 22.

It would be helpful if you would correct the page numbering scheme in your filing to utilize consecutive numbers throughout.

Company Response 22.

The Company has revised the page numbering in its Form 10-KSB.

Controls and Procedures, page 60

SEC Comment 23.

We note your statement that your disclosure controls and procedures are effective in ensuring that material information required to be disclosed has been made known to your President and Chief Financial Officer in a timely fashion.  Please confine, if true, that the controls and procedures have been designed to ensure that information related to the company is recorded, processed, summarized and reported on a timely basis.  Please also confirm, if true, that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to your management, including your principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.  Please also provide this disclosure in all future filings.

Company Response 23.

The Company has revised the disclosure under “Controls and Procedures” to comply with the requirement for such disclosure.

SEC Comment 24.

We note your statement that there were no significant changes to your internal controls over financial reporting during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please confirm, if true, that there have been no changes to your internal controls over financial reporting during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Please also provide this disclosure in all future filings.

Company Response 24.

The Company has revised the disclosure relating to internal controls or financial reporting to provide the required disclosure.

Financial Statements

Statements of Cash flows

SEC Comment 25.

We note that you issued convertible debt with a principal amount of $1,000,000 and detachable warrants in 2005.  However, it appears that you present cash proceeds of only $900,000 attributable to this financing transaction.  Please explain to us how you have presented all of the cash flows associated with this transaction on your Statements of Cash Flows for the year ended December 31, 2005.

Company Response 25.

In accordance with GAAP, in the Statement of Cash Flows we disclose the proceeds of the convertible debt, net of the financing costs paid from the cash proceeds.  Additionally, we disclose the payment of financing costs in Note 2 and Note 5 to the financials.  For clarity to the reader of the statement, we have revised the Statement of Cash Flows to report the financing costs paid from cash proceeds as a separate line item.

Note 1 - Summary of Significant Accounting Policies

SEC Comment 26.

We note your disclosure in which you state that you are engaged in the business of acquiring, exploring and developing mineral properties.  The word “development” has a very specific a meaning under Industry Guide 7(a)(4)(ii), and should be used to describe operations only when companies are engaged in preparing reserves for production.  Until you are able to report reserves, as defined by Industry Guide 7, use of the terms “develop” or “development” to describe the company or its activities should generally be avoided, and where appropriate, replaced with the terms “explore” or “exploration.”

Company Response 26

We have revised Note 1 and other paragraphs in the document to remove references to development activities to comply with Industry Guide 7(a)(4)(ii).

Note 2 - Summary of Significant Accounting Policies

Mining and Mineral Properties

SEC Comment 27.

We note that you have capitalized costs to acquire mining claims, and that you periodically assess these capitalized costs for impairment of value.  It is our understanding that you have held these claims for an extended period of time and have conducted minimal exploration on the properties for purposes of determining the existence of a commercially minable deposit.  Given your financial results, reporting zero revenues and negative operating cash flows for each of the last two years, we would expect the recoverability of these capitalized costs to be uncertain.  Please provide the impairment analysis that you performed under SFAS 144 as of December 31, 2005 in determining the capitalized amounts were fully recoverable.  Include in your response detail of the estimates and assumptions you used to prepare the analysis, and explain why you believe these estimates and assumptions are reasonable and supportable.

Company Response 27

Mining properties often require several years to move from acquisition to exploring to development to production, at which time revenues are generated and positive cash results can be achieved.  Our evaluation of impairment was not based not future revenues or cash flows from production, but the fair value of the property as  “the amount at which that asset  could be bought  or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale” (P. 22 FAS 144). We believe that our property’s value beyond proven and probable reserves is sufficient to cover its carrying value. Accordingly, we used an acceptable methodology of valuation of real properties, the opinion of an independent qualified real estate professional, in our process of assessing potential impairment to our property.  We are providing, as an exhibit hereto, a copy of his opinion of fair value of the Company’s real property holdings.

Note 5 - Convertible Debenture

SEC Comment 28.

We note you have issued convertible debt and warrants to finance your operations.  We further note certain notes and warrants carry registration rights.  SFAS 133 and EITF 00-19 contain guidance regarding the classification and measurement of warrants and instruments with embedded conversion features.  Please submit the analyses that you performed, considering this guidance, in determining the appropriate accounting for such instruments.  If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at the following address:

http://www.sec.gov/divisions/corpfin/acctdis 120105.pdf

Company Response 28

The convertible debt and warrants referred to in this comment refer to the Securities Purchase Agreement by and between Little Squaw Gold Mining Company and RAB Special Situations (Master) Fund Limited dated November 21, 2005, the Form of the 6% Convertible Debenture and the Form of Class A Warrant, all of which were filed as exhibits to Form SB-2 dated December 30, 2005.

Classification of warrants and instruments:

The conversion feature of the convertible debenture is described in Article III of the 6% Convertible Debenture.  The exercise of the warrant associated with the Convertible Debenture is described in paragraph 2 of the Class A Warrant.

The convertible debenture is a conventional convertible debt, as described in paragraph 4 of EITF 00-19, being “an instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares”, and therefore is excluded from the scope of SFAS 133.  Additionally, paragraphs 12-32 of the EITF do not apply; therefore, the convertible debt is properly classified as a liability on the Company’s balance sheet.

The warrant associated with the convertible debenture is a freestanding warrant which (1) does not require settlement in cash under any terms, and (2) does not have registration rights where liquidated damages could be required to be paid to the holder in the event the Company fails to register the shares or the registration statement fails to remain effective.  Because the Company would not be required to pay cash to the holder of the warrant under any circumstances, the fair value of the warrant is properly classified as equity on the Company’s balance sheet in Additional Paid-In Capital.

The convertible debenture contains a beneficial conversion feature, which qualifies as equity under EIFT 00-19 because the convertible debenture itself is a conventional conversion instrument. Further, the Company has properly considered SFAS 133 and EITF 00-19 in accounting for the beneficial conversion feature by considering (1) the number of shares issuable upon conversion is fixed and at a fixed conversion price, and (2) the agreement does not contain liquidated damages to the holder as described in the preceding paragraph.  The fair value of the beneficial conversion feature is properly classified as equity on the Company’s balance sheet in Additional Paid-In Capital.

We are providing, as an exhibit hereto, a copy of our calculations to support our valuation and classification of the beneficial conversion feature and warrant associated with convertible debt.

Note 6 - Stockholders’ Equity

SEC Comment 29.

Please revise your table, showing the pro forma impact the application of SFAS 123 would have on your net loss and loss per share amounts, to separately present the stock based employee compensation cost, net of related tax effect included in the determination of net loss as reported; and the stock based employee compensation cost, net of tax effects, that would have been included in the determination of net loss if the fair value method had been applied to all awards, as required by paragraph 45c of SFAS 123, as amended by SFAS 148.  You may refer to the illustrative examples of this disclosure at Appendix B of SFAS 148 if you require further guidance.

Company Response 29

We have revised Note 6 to include additional disclosure as required by SFAS 123 and SFAS 148.

Thank you for your review of the filing.  If you should have any questions regarding our response letter or the amended filings, please do not hesitate to contact me at (509) 624-5831 or Kenneth Sam at Dorsey & Whitney LLP at (303) 629-3445.

Respectfully submitted,

_/s/ Richard R. Walters_________

Richard R. Walters

President

Little Squaw Gold Mining Company
Convertible Debenture and Warrant Issued November 21, 2005

Management has assessed the valuation of the Class A Warrant utilizing the Black-Scholes model and has determined that the model has limited applicability for periods longer than one year due to the extremely volatile nature of the thinly-traded stock and the very small market capitalization of LITS, which trades over the counter on the bulletin board
(NASDAQ OCBB). Management has determined that the Warrant will likely be converted within one year, and by using a one-year period in the lattice model, feels that $150,000 is a reasonable valuation of the Warrant.

Per EITF 00-27, the proceeds from the financing transaction are first allocated between the detachable warrant and the convertible instrument.  The discount associated with the convertible instrument is then calculated by (first) dividing the allocated value of the convertible instrument by the number of shares to be received upon conversion, and then multiplying the number of shares to be received by the difference between the per share price calculated in the first step and the conversion price on the face of the convertible instrument.

The market price of a tradable share of the Company's common stock at the date of issuance was $0.23.  This was not used as the fair market value of a share that would be received by the debenture holder upon conversion because the shares that would be received if converted were not registered and therefore would not be tradable.  This position on FMV is supported by the letter dated July 16, 2001 from the Chief Accountant of the SEC addressed to FASB which challenged the definition of FMV in EITF 98-05 and counseled the FASB to revisit its methods of determining FMV.  The use of the conversion price of the debenture as the FMV is in keeping with examples in EITF 00-27 and is a fair approximation of FMV as determined by management.

Therefore, the calculation of the discount is:

Convertible Instrument		1,000,000
Less: Allocation to Warrant issued with Convertible Debenture		(150,000)
Allocated value of the Instrument			850,000

Shares to be received upon conversion	5,000,000

Price per share on conversion		0.1700
Conversion price on the Debenture		0.2000
Per share discount		0.0300

Market price of stock at date of issue		0.23	see above

Total discount (number of share to be
received times the discount per share)			150,000

Intrinsic value of the Convertible Debenture			700,000